UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 28, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Colt Defense LLC Colt Finance Corp.
Full Name of Registrant

Former Name if Applicable

547 New Park Avenue.
Address of Principal Executive Office (Street and Number)

West Hartford, CT 06110.
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Colt Defense LLC (the “Company”) is unable to file the subject report in a timely manner because the Company is working through accounting considerations and liquidity concerns with respect to its financial operations.  As a result of several recent business trends negatively impacting the Company’s current and forecasted revenues and cash flows, the Company is evaluating its forecasted operating cash flows in consideration of recent delays in product shipments and availability of borrowings under the Company’s Credit Agreement.  As of this filing, the Company believes that it is probable that it will not be in compliance with its Term Loan covenants, as amended, as of December 31, 2014 as they currently exist absent an amendment, waiver or refinancing of the Term Loan Facility.  The Company is in current discussions with existing and potential financing sources to address the situation as discussed below in Part IV.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Scott Flaherty	860	232-4489
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is facing increasing liquidity challenges as a result of several recent business trends impacting the Company’s current and forecasted revenues and cash flows.  The liquidity challenges have created uncertainty about the Company’s ability to service its $10.9 million near term Senior Notes interest payment due November 17, 2014.  In addition, as of the date of this filing, the Company believes that it is probable that the Company will not be in compliance with its Term Loan covenants, as amended, as of December 31, 2014 as they currently exist, absent a waiver, amendment or refinancing of the Term Loan Facility.  To provide relief for the expected default, the Company’s management is currently working to pursue an amendment to its existing Credit Agreement and Term Loan to provide additional near term liquidity, obtain alternative financing or an additional equity infusion or some combination of these measures.  However, there can be no assurance that the Company will be able to obtain an amendment to the Company’s existing Credit Agreement or Term Loan, obtain alternative financing or raise additional equity.  As of the date of this filing, the Company is in discussions with financing sources to obtain a commitment from such sources to provide incremental liquidity to the Company.  Any such commitment would be subject to customary terms and conditions.

In October 2014, the Company revised its 2014 internal forecast to reflect a continued decline in market demand for commercial MSR’s (modern sporting rifles), recent declines in the demand for the Company’s commercial handguns, delays in anticipated timing of U.S. Government sales and the timing of certain international sales.  Under the revised internal forecast, the Company expects to report significantly lower Adjusted EBITDA for the year-ended December 31, 2014.  Currently, the Company expects to report a decline in net sales for the three and nine months ended September 28, 2014 compared to the three and nine months ended September 29, 2013 (as revised) of approximately 25% to 35% and 20% to 30%, respectively.  The Company also currently expects to report a decline in operating income for the three and nine months ended September 28, 2014 compared to the three and nine months ended September 29, 2013 (as revised) of approximately 50% to 60% and 110% to 120%, respectively, excluding the impact of the gain on effective settlement of contract in the three and nine months ended September 29, 2013 of $15.3 million. These preliminary results are subject to change. These combined factors have put significant pressure on the Company’s current and future liquidity position.

As of November 12, 2014, the Company’s availability under its Credit Agreement with Wells Fargo Capital Finance, LLC (“WFCF”) was limited to approximately $1.0 million as a result of the Company’s inability to be in compliance with the WFCF fixed charge coverage ratio (“FCCR”) for the twelve month period ended September 28, 2014.

If the Company is unable to service its near term Senior Notes interest payment due on November 17, 2014, the Company has a contractual grace period through December 15, 2014 to make the Senior Notes interest payment.  If the Company does not make the Senior Notes interest payment by December 15, 2014, the Company will be in default with its obligations under the Indenture.  Even if the Company does make its Senior Notes interest payment by December 15, 2014 it is probable that the Company will not be in compliance with the Company’s Term Loan covenants, as amended, at December 31, 2014.  The failure to comply with the Company’s Term Loan covenants, as amended, would cause an event of default under the Credit Agreement and the Senior Notes.

As a result of these factors, the Company expects that all of the Company’s long-term debt will be classified as current in the consolidated balance sheet as of September 28, 2014 when the Company reports its third quarter results.  The Company does not have sufficient funds to repay all of its debt upon an actual acceleration of maturity.  Since the Company would be unable to repay its debt obligations upon an acceleration of maturity the Company’s lenders would likely take actions to secure their position as creditors and to mitigate their potential risks.  These conditions would adversely impact the Company’s liquidity, and raise substantial doubt about the Company’s ability to continue as a going concern.

In the event that the risks disclosed in our public filings and discussed above cause results to differ materially from those expressed in our forward-looking statements, our business, financial condition, results of operations or liquidity could be materially adversely affected and investors could lose part or all of their investments.  Accordingly, our investors are cautioned not to place undue reliance on these forward-looking statements because, while we believe the assumptions on which forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate.

Further, the forward-looking statements included in this Form 12b-25 and those included from time to time in our other public filings, press releases, our website and oral and written presentations by management are only made as of the respective dates thereof.  We undertake no obligation to update publically any forward-looking statement in this Form 12b-25 or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

Colt Defense LLC

Colt Finance Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2014	By	/s/ Scott B. Flaherty
Senior Vice President and Chief
Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).